Exhibit 99.(a)(36)

Welcome to Issue #4 of The Buzz Special Edition! In this issue we answer more of your questions about Radiant equity and we describe the Strategy and Integration teams that are being formed between Radiant and NCR to help bring the two companies together. Read on for more.

We’ve received many questions from employees who have stock options, ESPP shares or other forms of Radiant Equity. To answer these we’ve created a second Equity FAQ. Answers to questions such as “How will my cashed-out incentive stock options be taxed?” and more can be found in the FAQ attached below.

I’ve heard there are Strategy and Integration Teams being formed. What can you tell us about those teams?

As was mentioned when the acquisition was announced, we intend to keep Radiant as an intact business within NCR for the at least the next 12 months. Even so, there will be a number of activities over the coming months to define our go-forward business strategy and to determine opportunities for integration. Bringing these two very successful companies together will require focus and involvement from leaders across both businesses.

Our goal is to preserve and utilize the best of both organizations to set us up for success in the future. With that in mind, we are forming 6 Strategy and Integration Teams (see descriptions below) made up of both Radiant and NCR leaders. We will be holding a kickoff meeting of the strategy and integration teams this week (Aug 2-3) in the Atlanta Brookside office.

The purpose of the kickoff meeting will be twofold: first, to learn about each other’s business and second, to develop high-level work plans, timelines and identify additional team members for each team. Those of you in the Brookside office will certainly notice lots of unfamiliar faces as several of our NCR team members will be visiting.

The 6 Strategy and Integration Teams

Sales and Marketing Team—Led by Kim Eaton & Peter Leav (NCR, Sr VP—Sales) with Jeff Hughes, Scott Kingsfield, Paul Langenbahn and Mark Schoen also heavily involved. This team will primarily focus on identifying revenue synergies across the businesses (i.e. how to sell more of our combined products/services).

People Team—Led by Keith Hicks and Andrea Ledford (NCR, Sr VP—HR). This team will be focused on integrating all of our people practices across both organizations. The People Team will also own the overall change management activities during integration.

Infrastructure and General & Administrative Team—Led by Mark Haidet and Andrea Ledford (NCR, Sr VP—HR). This team will focus on integrating all of our finance, accounting, IT and other corporate functions.

Engineering Team—Led by Carlyle Taylor and John Bruno (NCR, EVP—Industry Solutions). This team will focus on ensuring the hardware engineering functions across the combined organization are most efficient.

Manufacturing/Supply Chain Team—Led by Carlyle Taylor and Peter Dorsman (NCR, Sr VP—Operations). This team will focus on our combined manufacturing and supply chain/materials management operations.

Services Team—Led by Carlyle Taylor and Chris Askew (NCR, Sr VP—Services). This team will focus on the field services and customer support functions across both businesses.

Keith Hicks will be our overall strategy & integration leader coordinating the efforts of all these teams working closely with Dan Paskow of NCR, VP—Planning and Operations.

Stay tuned for more.In the next issue of Buzz, we will report back the key actions and outcomes of the kickoff meeting. And a final word of caution—we know you have many questions about how the acquisition will affect our future strategy, operations and organization. We will not have answers to those questions coming out of this kickoff meeting. All of that will come later as these teams begin working together to figure out the answers.

Reach out to us.

We want to do everything we can to make this transition as seamless as possible for our team. If you have questions or concerns at any time about the NCR/Radiant acquisition, please email accelerate@radiantsystems.com.

This newsletter is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and related tender offer documents, filed by NCR Corporation with the Securities and Exchange Commission (the “SEC”) on July 25, 2011. The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on July 25, 2011. These documents, as amended from time to time, contain important information about the tender offer and shareholders of the Company are urged to read them carefully before any decision is made with respect to the tender offer. The tender offer materials are available at no charge on the SEC’s website at www.sec.gov<http://www.sec.gov>. A copy of the tender offer materials are available free of charge to all stockholders of the Company at www.radiantsystems.com<http://www.radiantsystems.com/> or by contacting Radiant Systems, Inc. at 3925 Brookside Parkway, Alpharetta, GA 30022, Attn: Investor Relations Director, (770) 576-6000.